EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Net income (loss) applicable to common stock	$18,333	$(12,725)	$51,956	$8,254

Average number of common shares outstanding	16,685	12,791	16,664	12,744

Net income (loss) per share - Basic	$1.10	$(0.99)	$3.12	$0.65

Average number of common shares outstanding	16,685	12,791	16,664	12,744
Add: Assumed exercise of stock options and vesting of stock grants	142	—	148	105

Common and common equivalent shares outstanding	16,827	12,791	16,812	12,849

Net income (loss) per share - Diluted	$1.09	$(0.99)	$3.09	$0.64